EXHIBIT 5.2

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Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1300 tel 020 7418 1400 fax

May 22, 2020

The Royal Bank of Scotland Group plc

RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for The Royal Bank of Scotland Group plc (the “Company”), a public limited company organized under the laws of Scotland, in connection with (i) the Underwriting Agreement dated as of May 19, 2020 (the “Base Underwriting Agreement”) among the Company and the several underwriters listed in Schedule I to the Pricing Agreement (collectively, the “Underwriters”), under which the Underwriters have severally agreed to purchase from the Company $1,000,000,000 aggregate principal amount of its 3.073% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028 (the “2028 Notes”) and $600,000,000 aggregate principal amount of its 2.359% Senior Callable Fixed-to-Fixed Reset Rate Green Notes due 2024 (the “Green Notes” and together with the 2028 Notes, the “Notes”) and (ii) the Pricing Agreement dated as of May 19, 2020 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”). The Company has filed with the Securities and Exchange Commission a Registration Statement on Form F-3 ASR (File No. 333-222022) (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), certain securities, including the Notes. The Notes are to be issued pursuant to the provisions of the Amended and Restated Indenture dated as of December 13, 2017 (the “Amended and Restated Indenture”), as supplemented by the Sixth Supplemental Indenture with respect to the Notes dated as of May 22, 2020 (the “Sixth Supplemental Indenture” and, together with the Amended and Restated Indenture, the “Indenture”), in each case between the Company and The Bank of New York Mellon, London Branch, as trustee.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
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The Royal Bank of Scotland Group plc	2	May 22, 2020

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed with or submitted to the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system (except for required EDGAR formatting changes) conform to the versions of such documents reviewed by us prior to such formatting, (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vii) all representations made by the Company as to matters of fact in the documents that we reviewed were or otherwise made to us by the Company and are accurate.

Based upon the foregoing and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion, assuming that the Notes have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned, the Notes, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms.

In connection with the opinion expressed above, we have assumed that the Company validly exists as a public limited company under the laws of Scotland. In addition, we have assumed that the Indenture and the Notes (collectively, the “Documents”) are valid, binding and enforceable agreements of each party thereto. We have also assumed that the execution, delivery and performance by each party to each Document to which it is a party (a) are within its corporate powers, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (c) require no action by or in respect of, or filing with, any governmental body, agency or official and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party.

Our opinion is subject to (i) the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability and (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights.

We express no opinion with respect to the provisions in the Notes relating to the acknowledgement of and consent to the exercise of any U.K. bail-in power (as defined therein) or Article 12 of the Amended and Restated Indenture.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States. Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent inquiry or investigation, on the opinion of CMS Cameron McKenna LLP,

The Royal Bank of Scotland Group plc	3	May 22, 2020

special legal counsel in Scotland for the Company, dated as of May 22, 2020, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof and its incorporation by reference into the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell London LLP
Davis Polk & Wardwell London LLP